CONSULTING AGREEMENT

This Consulting Agreement (the “Agreement”) is entered into and effective the 10th day of November, 2021 (the “Effective Date”) by and between GATC Health Corp, a Wyoming corporation (the “Company”) and DPP Enterprises, Inc. (the “Consultant”). Each of the Company and the Consultant are also referred to as a “Party,” and collectively as the “Parties.”

RECITALS

WHEREAS, the Company is engaged in the business of developing, licensing and otherwise commercially exploiting proprietary technology relating to genetic testing and analysis, including the employment of artificial intelligence for drug development and other therapies including wellness recommendations (the “Business”) and in connection therewith, owns certain Intellectual Property, as defined below; and

WHEREAS, the Company engages in licensing portions of its Intellectual Property to other parties, including its subsidiary or subsidiaries or affiliated companies, as well as to independent third parties, and in connection therewith, may be provided with Confidential Information, as defined below, of such other parties; and

WHEREAS, the Consultant has extensive experience in accounting, finance and in consulting with emerging public and private companies; and

WHEREAS, the Company desires to engage Consultant to provide certain services related to the development and operation of the Business; and

WHEREAS, Consultant is willing to render such services pursuant to the terms of this Agreement.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Section 1. Consulting Services. The Company hereby retains Consultant, through its principal officer Michael S. Manahan, as its Chief Financial Officer, to perform executive tasks such as financial controls and reporting, interfacing with potential investors and strategic partners, and advising the Board of Directors as to strategic and tactical financial decisions (the “Services). During the term of this Agreement, Consultant shall report directly to the Board of Directors of the Company. The Consultant shall perform the Services to the best of its ability and to a standard of a reasonable professionalism within the industry of the Services to be provided. The Consultant shall devote the required time to the completion of the Services for the Company. It shall be a material term of this Agreement that the Consultant shall complete the Services within the time period as agreed to by the Parties.

Section 2.

Conflicts. The parties anticipate that Consultant will dedicate no less than 20 hours per month to the performance of the Services, shall not be restricted in offering his services to other individuals or businesses while the Services are being offered, unless doing so would be in conflict with the interests of the Company.

Section 3. Term of Agreement. The Services will commence as of the date first written above, and will continue for a period of six months from the Effective Date. The Consultant may terminate the provision of Services at any time. The Company may only terminate this Agreement early for “cause,” which shall be defined as failure to perform duties hereunder or any arrest or conviction of a crime by an officer of the Consultant involving moral turpitude.

Section 4. Compensation. The Consultant shall be compensated at a rate of $8,000 per month, payable $4,000 in cash plus the monthly issuance of options to purchase 800 shares of Company Common Stock at an exercise price of $5.00 per share (totaling 4,800 options), vesting six months after the Effective Date provided that Consultant provides Services for the full six months of this Agreement.

Section 5. Self Employment Income. This Agreement shall not constitute an employer- employee relationship. It is the intention of each party that Consultant shall be an independent contractor and not an employee of Company. In that regard, and in accordance with California Labor Code Section 2750.3, it is understood and acknowledged that while the Company is engaged in developing and commercially exploiting technology related to the human genome, the Consultant is in a different business of providing management services to companies, and that the time and place of the performance of his duties under this Agreement shall be under the discretion of Consultant. All compensation paid to Consultant hereunder shall constitute earnings to Consultant from self-employment income. Company shall not withhold any amounts therefrom as federal or state income tax withholding from wages or as employee contributions under the Federal Insurance Contributions Act (Social Security) or any similar federal or state law applicable to employers and employees.

Section 6.

Expenses. The Company shall agree to pay for Consultant’s expenses incurred while working for the Company; provided however, that such expenses shall be first approved by the Company

Section 7. Intellectual Property.

(a)

The Consultant acknowledges that Consultant has been engaged on a “work for hire” basis and that all Intellectual Property, as defined below, and all rights, titles and interests, both legal and equitable, in and to the Intellectual Property developed to date or to be developed during the existence of a consulting or employee relationship between the Parties belong solely to the Company. To the extent such work may not be deemed a “work for hire” under applicable law, the Consultant hereby assigns to the Company all of its right, title, and interest in and to such work. The Consultant shall execute and deliver to the Company any instruments of transfer and take such other action that the Company may reasonably request, including, without limitation, executing and filing, at the Company’s expense, copyright applications, assignments, and other documents required for the protection of the Company’s rights to such materials. If Consultant is performing services as a consultant to the Company, Consultant hereby waives, and represents and warrants to Company, that its employees or personnel providing such services have waived all rights which the Consultant or its employees and personnel may have in the Intellectual Property, including the right to restrain use or reproduction of the Intellectual Property in any context and in connection with any product, service, cause or institution. If the Consultant intends to integrate or incorporate any work that it previously created into any work product to be created in furtherance of its performance of services to the Company, the Consultant must obtain the Company’s prior written approval of such integration or incorporation. If the Company, in its reasonable discretion, consents, the Company is hereby granted an exclusive, worldwide, royalty-free, perpetual, irrevocable license to use, distribute, modify, publish, and otherwise exploit the incorporated items in connection with the work product developed for the Company.

(b)

“Intellectual Property” shall include, but is not limited to, all tangible results and proceeds of the services rendered by Consultant, and every concept, development, design, process, computer program, invention, procedure, system, writing, drawing, plan, know-how, trade secret, copyright, data, market research, product or service details, economic information, works in progress, records, diagrams, notes, drawings, specifications, schematics, documents, designs, improvements, inventions, discoveries, developments, trademarks, customer lists, databases, software, programs, middleware, applications, and solutions conceived, made, or discovered by the Consultant, solely or in collaboration with others, or any other intangible asset of value, which are in any way related to the business of Company and which are created, developed, invented or written by the Consultant or (if Consultant is a consultant) by any of its personnel for the purpose of the provision of services to the Company.

(c)

The Consultant shall maintain the confidentiality of all Confidential Information, as defined below, disclosed to him and shall take all necessary precautions against unauthorized disclosure of the Confidential Information. The Consultant shall not directly or indirectly disclose, allow access to, transmit or transfer any Confidential Information to any third party without the prior written consent of Company. The Consultant shall not use or copy any Confidential Information except as may be reasonably required to perform services to the Company.

(d)

“Confidential Information” means all information and data, including, but not limited to, all business, planning, performance, financial, product, trade secrets, technical, sales, marketing, contractual, or employee, information and data, disclosed orally, in writing or electronically to the Consultant by the Company hereunder. Confidential Information shall not include information which (i) is or becomes generally available to the public without the Consultant’s fault, (ii) is lawfully obtained by Consultant from a third party or parties unconnected to the Company, without breach of any confidentiality obligations hereunder, or

(iii) is required to be disclosed by law.

(e)

The Consultant acknowledges that the Company has received and in the future may receive from third parties their confidential or proprietary information subject to a duty on the part of the Company to maintain the confidentiality of such information and to use it only for certain limited purposes. The Consultant shall hold all such confidential or proprietary information in the strictest confidence and shall not disclose it to any person, firm or corporation or use it except as necessary in providing the services hereunder in a manner consistent with the Company's agreement with such third party.

(f)

Upon the request of Company, and in any event upon the termination or expiration of this Agreement, the Consultant shall immediately return to Company all materials, including all copies in whatever form, containing any Confidential Information which are in the Consultant's possession or under its control.

(g)

Consultant agrees that while employed by or as an independent contractor of the Company, and for a period of two years after separation of employment or the termination of Consultant’s employment or independent contractor status for any reason whatsoever, he will not, directly or indirectly, anywhere in the United States, engage in activities for, nor render services to, nor act as proprietor, joint venturer, officer, director or consultant, of any other company engaged in the utilization of artificial intelligence in connection with the human genome to develop drug or other therapies, nor shall Consultant entice, induce or encourage any of the Company’s employees, Consultants, agents, or representatives to engage in any activity which, were it done by Consultant, would violate any provision of this subsection (g).

(h)

In addition to any other remedies with Company may have by virtue of this Agreement, Consultant agrees that in the event a breach of the obligations of this Section 7, Company shall be entitled to obtain a temporary restraining order and preliminary injunction against Consultant to restrain any violation thereof.

Section 8.

Arbitration. In the event of any controversy under this Agreement or any other controversy arising between the Company and Consultant, such dispute shall be settled by arbitration in Orange County before JAMS. In such arbitration, if requested by either Party, the arbitrator shall be required to provide a reasoned decision in writing. Judgment upon the award may be entered in any court having jurisdiction thereof. If Consultant is a resident in the State of California, Consultant may opt out of this Section 5 by crossing it out without any negative impact on the Company’s decision to engage him.

Section 9.

Indemnification. The Company agrees to indemnify Consultant in his capacity as an officer and/or director to the fullest extent permitted by the Wyoming Business Corporation Act, and shall use its best efforts to obtain directors and officers liability insurance at such time as it may be economically feasible.

Section 10.

Termination by Company or Consultant. The Company or the Consultant may terminate this Agreement (the “Terminating Party”) at any time in the event that either of the Parties breaches any part of this Agreement (the “Breaching Party”), so long as prior written notice is given by the Terminating Party and the breach is not remedied by the Breaching Party within 30 business days, defined as any day that is not a Saturday, Sunday or statutory holiday in the jurisdiction set forth at Section 12 herein. The Company may terminate this Agreement at any time for convenience upon 10 business days’ prior written notice to the other party, so long as it continues to pay the compensation required for the six month term..

Section 11. Assignment. This Agreement shall be to the benefit of, and binding upon, the successors and permitted assigns of the Company and the Consultant. The Consultant may not assign its rights or obligations under this Agreement without the prior written consent of the Company.

Section 12. Miscellaneous. This Agreement may only be amended by a writing signed by both parties. Each of the paragraphs contained in this Agreement is intended to be distinct and severable and a declaration of invalidity, illegality or unenforceability of any provision or part by a court of competent jurisdiction shall not affect the validity or enforceability of any other paragraph of this Agreement. Any notice to be made or given under this Agreement shall be given in writing and may be made by personal delivery or by electronic mail. Notice given by personal delivery shall be deemed to have been given on the day of delivery, and if given by electronic mail, upon transmission of the notice. This Agreement shall be governed by and constructed in accordance with the local laws of Wyoming and the federal laws applicable therein.

IN WITNESS WHEREOF, intending to be bound thereby, the parties have executed this Agreement effective as of the date first above written.

GATC HEALTH CORP. DPP ENTERPRISES, INC.

By:/s/ Jeff Moses

By:/s/ Michael Manahan

Jeff Moses, President

Michael Manahan, President

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GATC Health

Amendment to Consulting Agreement

The parties to the Consulting Agreement ("Agreement") dated November 10, 2021 between GATC Health Corp (the·”Company"), a Wyoming corporation, and DPP Enterprises, Inc. (the "Consultant"), agree to the following amendment:

Recitals

WHEREAS, the Consultant is engaged in the business accounting, finance and in consulting with emerging public and private companies;

WI IEREAS, the Company desires to engage Consultant to render services to the Company; and

WHEREAS, the Company and the Consultant desire to set forth the terms and conditions of this Agreement with respect to the Company's engagement of Consultant.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.

Term. The term of the services described in this Amendment will begin on May 11, 2022 and continue on a month-to-month basis. Either party may terminate this agreement with 30-days' notice.

2.

Compensation. The Consultant shall be compensated at a rate of $13,500 per month, payable $6,000 in cash plus the monthly issuance of options to purchase 1,500 shares of Company Common Stock at an exercise price of $5.00 per share. Options shall be fully vested upon issuance.

3.

All other terms and conditions of the original Consulting Agreement remain  in full effect.

SIGNATURES

IN WITNESS WHEREOF, the parties have executed this Amendment as of the day and year first above written.

COMPANY

By:/s/ Jeff Moses

Jeff Moses President

CONSULTANT DPP ENTEPRISES, INC.

By: /s/ Michael Manahan

Michael Manahan, President